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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 Amendment No.1

                               Westwood One, Inc.
                               __________________
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     ______________________________________
                          (Title of Class Securities)

                                   961815107
                                   _________
                                 (CUSIP Number)

                                 Farid Suleman
                             Vice President Finance
                               600 Madison Avenue
                     New York, New York 10022 (212)750-6400
                     ______________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                    February 3, 1995 and September 27, 1994
                    _______________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the
following box     .
              ____

Check the following box if a fee is being paid with the statement     .  (A fee
                                                                  ____
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 961815107

1.   Name of Reporting Person:                    Infinity Network Inc.

     S.S. or I.R.S Identification
     No. of Above Person:                         52-1859471

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  X     (b)
                                                      ___        ___

3.   SEC Use Only

4.   Source of Funds:                             00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  _____

6.   Citizenship or Place of Organization:        Delaware

     Number of Shares Beneficially Owned by Reporting Person With:

7.   Sole Voting Power:                           None

8.   Shared Voting Power:                         8,415,690

9.   Sole Dispositive Power:                      6,500,000

10.  Shared Dispositive Power:                    None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                         8,415,690

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:____

13.  Percent of Class Represented by Amount in Row (11):  25.4%

14.  Type of Reporting Person:                    CO

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CUSIP No. 961815107

Item 1.   Security and Issuer.
          ___________________

          The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 600 Madison Avenue, New York, NY 10022.

Item 2.   Identity and Background.
          _______________________

          (a)  Name:

          The name of the person filing this statement is Infinity Network Inc. ("INI").

          Each of the following persons (collectively, the "Executive Officers and Directors") is an executive officer or director of INI or Infinity Broadcasting Corporation, a Delaware corporation and the sole stockholder of INI ("Infinity"):

          Gerald Carrus
          Michael A. Wiener
          Mel Karmazin
          Farid Suleman
          Alan R. Batkin
          Steven A. Lerman
          James L. Singleton
          James A. Stern
          Jeffrey Sherman

          (b)  Principal Business or Occupation:

          The present principal business of each of INI and Infinity is radio broadcasting and related businesses.

          Set forth below are the present principal occupations or employment of the Executive Officers and Directors:

          Gerald Carrus is Chairman of the Board, Treasurer and a director of Infinity. He is also Chairman of the Board, Treasurer and director of INI.

          Michael A. Wiener is Co-Chairman of the Board, Secretary and a director of Infinity. He is also Co-Chairman of the Board, Secretary and a director of INI.

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CUSIP No. 961815107

          Mel Karmazin is President, Chief Executive Officer and a director of Infinity. He is President and a director of INI. He is also Chief Executive Officer and a director of the Issuer.

          Farid Suleman is Vice President-Finance, Chief Financial Officer and a director of Infinity. He is Vice President-Finance and Assistant Secretary of INI. He is also Chief Financial Officer and a director of the Issuer.

          Alan R. Batkin is a director of Infinity. He is Vice Chairman of Kissinger Associates, Inc., a business engaged in strategic geopolitical consulting.

          Steven A. Lerman is a director of Infinity. He is a member of Leventhal, Senter & Lerman, a law firm which regularly serves as outside counsel to Infinity with respect to certain matters, particularly matters before the Federal Communications Commission.

          Jeffrey Sherman is a director of Infinity. He is the president and Chief Operating Officer of Bloomingdale's.

          James L. Singleton is director of Infinity. He is the Vice Chairman of the Cypress Group Inc.

          James A.  Stern is a  director of Infinity.   He is the Chairman of
          The Cypress Group Inc.

          (c)  Business Addresses:

          The current address of each of INI's and NYNY Infinity's principal business and office is 600 Madison Avenue, New York, NY 10022.

          The following are the current business addresses of the Executive Officers and Directors:

          Gerald Carrus
          c/o Infinity Broadcasting Corporation
          600 Madison Avenue
          New York, NY  10022

          Michael A. Wiener
          c/o Infinity Broadcasting Corporation
          600 Madison Avenue
          New York, NY  10022

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CUSIP No. 961815107

          Mel Karmazin
          c/o Infinity Broadcasting Corporation
          600 Madison Avenue
          New York, NY  10022

          Farid Suleman
          c/o Infinity Broadcasting Corporation
          600 Madison Avenue
          New York, NY  10022

          Alan R. Batkin
          c/o Kissinger Associates, Inc.
          350 Park Avenue
          New York, NY  10022

          Steven A. Lerman
          Leventhal, senter & Lerman
          Suite 600
          2000 K Street, N.W.
          Washington, D.C.  2006-1809

          Jeffrey Sherman
          Bloomingdale's
          1000 Third Avenue
          New York, NY  10022

          James L. Singleton
          The Cypress Group Inc.
          425 Lexington Avenue
          New York, NY  10017

          James A. Stern
          The Cypress Group Inc.
          425 Lexington Avenue
          New York, NY  10017

          (d)  No convictions in criminal proceedings:

          During the last five years, none of INI, Infinity and the Executive Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 961815107

          (e)  No securities laws violation:

          During the last five years, none of INI, Infinity and the Executive Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the
result   of  such  proceeding  was  the imposition  of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  State of Organization or Citizenship:

          INI and Infinity are organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds and Other Consideration
          __________________________________________________

          Not applicable.

Item 4.   Purpose of Transaction.
          ______________________

          This Amendment No.1 is filed to report the vesting of Incentive Warrants, as hereinafter defined, to purchase 500,000 shares of the Common Stock at $3.00 per share (subject to adjustment) and the vesting of a Purchase Warrant, as hereinafter defined, to purchase 1,000,000 shares of the Common Stock at $3.00 per share (subject to adjustment).

          Incentive Warrants
          __________________

          On  February 3, 1994,  as incentive  compensation under the
Management Agreement dated as of February 3, 1994 (the "Management Agreement"), between Infinity and the Issuer, the Issuer issued to INI warrants (collectively, the "Incentive Warrants") to purchase up to an aggregate of 1,500,000 shares of the Common Stock exercisable as follows:
(i) 500,000 shares  at $3.00  per share  (subject  to adjustment)  if  the
 _
Common  Stock reaches a price  of $10.00  per share on  at least  20 out of
30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"); (ii) 500,000 shares at $4.00 per
                                           __
share (subject to adjustment) if the Common Stock reaches a price of $15.00 per share on at least 20 out of 30 Trading Days; and (iii) 500,000 shares
                                                         ___
at $5.00 per share (subject to adjustment) if the Common Stock reaches a price of $20.00 per share on at least 20 out of 30 Trading Days.

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CUSIP No. 961815107

          On September 27, 1994, the Common Stock reached a price of at least $10.00 per share on at least 20 out of 30 consecutive Trading Days, and, accordingly, an Incentive Warrant to purchase 500,000 shares of the Common Stock at $3.00 per share vested. Such Incentive Warrant may be exercised at any time prior to the close of business on February 3, 2004, after which time such Incentive Warrant will terminate.

          On February 3, 1994, pursuant to a Securities Purchase Agreement, dated as of November 4, 1994, between the Issuer and INI, INI purchased a warrant to purchase, for a period of ten years after February 3, 1994, up to an aggregate of 3,000,000 shares of the Common Stock at an exercise price of $3.00 per share, subject to adjustment (the "Purchase Warrant").

          The Purchase Warrant will become exercisable in three equal annual installments of 1,000,000 shares commencing on February 3 of each of 1995, 1996 and 1997, subject to adjustment in certain events as set forth therein. The Purchase Warrant will become immediately exercisable with respect to all shares of underlying Common Stock if the Management Agreement is terminated for any reason other than for cause.

          On February 3, 1995, 1,000,000 shares of the Common Stock under the Purchase Warrant vested.


Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a)  Aggregate Number and Percentage Owned.
          __________________________________________

          See Items 11 and 13 of the cover page attached hereto for the aggregate number and percentage of the Common Stock held by INI as a result of the vesting described above.

          Pursuant to a Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), among the Issuer, Norman J. Pattiz and INI, INI and Mr. Pattiz agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer.

          Mr. Pattiz is the beneficial owner of 1,915,690 shares of Common Stock, which includes stock options to purchase 595,000 shares of the Common Stock granted pursuant to Mr. Pattiz' previous written employment
agreement.   Mr. Pattiz is  also the beneficial owner of 351,690 shares of the
Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock.

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CUSIP No. 961815107

          As a result of the vesting described in Item 4 and Mr. Pattiz' beneficial ownership, INI beneficially owns 8,415,690 shares of Common Stock or approximately 25.4% of the outstanding Common Stock, having sole dispositive power over 6,500,000 shares and shared voting power with Mr. Pattiz over 8,415,690 shares. For purposes of calculating the percentage of Common Stock owned by INI, the 595,000 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

          (b)  Voting and Investment Power
               ___________________________

          See Items 7-10 of the cover pages attached hereto and Item 5(a) above for the number of shares of the Common Stock as to which INI has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

          (c)  Description of Transactions.
               ___________________________

          See Item 4 for a description of the transaction pursuant to which the right of INI to acquire additional shares of the Common Stock vested.

          (d)  Dividends, Proceeds, etc.

          Not applicable.

          (e)  Date ceased to be beneficial owner

          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          _____________________________________________________________
          respect to Securities of the Issuer.
          ____________________________________

          See Item 4.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit 4 --   Purchase Warrant, dated as of February 3, 1994, issued
                         by the Issuer to INI, to purchase 3,000,000 shares of Common Stock at an exercise price of $3.00 per share.
                         (This exhibit can be found as Exhibit 4 to the Issuer's Schedule 13D filed on February 14, 1994 and is incorporated herein by reference.)

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CUSIP No. 961815107

          Exhibit 5 --   Incentive Warrant, dated as of February 3, 1994,
                         issued by the Issuer to Infinity or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $3.00 per share. (This exhibit can be found as Exhibit 5 to the Issuer's Schedule
                         13D filed on February 14, 1994 and is incorporated herein by reference.)

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995                       /s/  Farid Suleman
_________________                       _____________________________________
     Date                               Farid Suleman
                                        Vice President-Finance and
                                            Assistant Secretary

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